EXHIBIT 99.48

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Registration Statement on Form 40-F of Fortuna Silver Mines Inc. (“Fortuna”) of (1) our report dated March 23, 2011 relating to the consolidated financial statements of Fortuna for the year ended December 31, 2010 and 2009; (2) our report dated March 18, 2010 relating to the consolidated financial statements for Fortuna for the year ended December 31, 2009 and 2008; and (3) our report dated September 13, 2011 relating to the Reconciliation to United States Generally Accepted Accounting Principles of Fortuna’s consolidated financial statements, included in Form 40-F.

/s/ Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
September 13, 2011